Campbell Resources Inc.
PRESS RELEASE
FOR IMMEDIATE RELEASE
Campbell Resources Issues Earnings Forecast for 2008-2010
Also Announces Exercise of 205,802 warrants
Montreal, June 5, 2008 — Campbell Resources Inc. (the “Company” or “Campbell”) (TSX: CCH, OTC Bulletin Board: CBLRF), issued an earnings forecast today for its 2008-2010 fiscal years.
“In fiscal 2007, the Company successfully executed its restructuring plan and streamlined its operations, which laid the foundation for the growth we are currently experiencing. Over the next few years, we should see a substantial increase in production and metal sales and significantly improved results,” said André Fortier, Campbell’s President and Chief Executive Officer.
In fiscal 2008, Campbell anticipates metal sales totalling approximately $41.0 million, a loss from operations of approximately $13.0 million, a negative EBITDA of $935,000 and a net loss of approximately $11.7 million. This assumes an average copper price of $3.39/lb and an average gold price of $862.29 in 2008. In fiscal 2007, Campbell’s metal sales totalled $26.8 million, the loss from operations was $25.0 million, and the net loss was $19.0 million.
In fiscal 2009, Campbell anticipates metal sales totalling approximately $106.3 million, a profit from operations of approximately $13.2 million, EBITDA of approximately $22.2 million and a net income of approximately $12.4 million. This assumes an average copper price of $3.30/lb and an average gold price of $850 in 2009. The increase in metal sales in 2009 will come as a result of the Company’s Corner Bay project being in full commercial production.
In fiscal 2010, Campbell forecasts metal sales totalling approximately $99.7 million, a profit from operations of approximately $11.8 million, EBITDA of approximately $17.3 million and a net income of approximately $9.1 million. This assumes an average copper price of $3.10/lb and an average gold price of $800 in 2010.
Campbell also announced today that a total of 205, 802 share purchase warrants were exercised on May 26, 2008, the expiry date for a series of 113,108,312 warrants issued in 2006 as part of a brokered private placement, a non-brokered private placement with Nuinsco Resources Ltd. and a rights offering. The 205,802 share purchase warrants were exercised at a price of $0.15 per share, for total proceeds of $30,870.30.

About Campbell Resources Limited
Campbell Resources Inc. concentrates on the development and exploitation of copper and gold mining properties in the Chibougamau region of Quebec. The geographical grouping of its operations allows the Company to realize economies of scale and to focus development within access to existing infrastructures. Campbell’s main operations include the Copper Rand and Merrill mines, the Corner Bay project and the Copper Rand mill. The Company’s headquarters are located in Montreal, Quebec.
Certain information contained in this release contains “Forward-Looking Statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks, assumptions and uncertainties, including those “Risk Factors” set forth in the Campbell’s current Annual Report on Form 20-F for the year ended December 31, 2007, which may cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold and copper prices which affect the profitability and mineral reserves and resources of Campbell. The key assumptions underlying the forward-looking statements contained in this release are that the gold and copper prices remain equal to or above the prices disclosed herein. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Forward-looking statements are expressly qualified in their entirety by this cautionary statement.

For more information:

Campbell Resources Inc. André Fortier, President and Chief Executive Officer Tel.: 514-875-9037 Fax: 514-875-9764 e-mail: afortier@campbellresources.com	Renmark Financial Communications Inc. Henri Perron : hperron@renmarkfinancial.com Julien Ouimet : jouimet@renmarkfinancial.com Tel.: 514-939-3989 Fax: 514-939-3717 www.renmarkfinancial.com